82-1209

GGL DIAMOND CORP.

04024719 Street Tel: (604) 688-0546
Canada Fax: (604) 688-0378
V6B 1N2

April 20, 2004

PRESS RELEASE

GGL Annual Report says aggressive, focused 2004 drilling and exploration program follows foundation laid by four years of "unglamorous" work

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX-Venture),** writes in the Directors' Report to Shareholders in the company's 2003 Annual Report that GGL Diamond Corp. has never been in such a positive position in its history. (See www.sedar.com for a complete transcript of the 2003 Annual Report, Directors' Report to Shareholders, and Management Discussion and Analysis.)

Drilling programs on approximately 40 quality targets on various claims will begin shortly and continue through summer, fall and next winter. (See Press Release of April 15, 2004 for initial results.)

These targets were identified in 2003 and early this year through the unglamorous but necessary work required to locate a diamondiferous kimberlite. Although drilling efforts in 2003 were unsuccessful in locating any diamond-bearing pipes, GGL's geologists and staff laid the groundwork for this year's aggressive but focused exploration program, now funded by an enhanced treasury.

The first drilling, expected to start this month, will be on the 100% GGL owned "CH" claims. These claims comprise over 300,000 acres in ten claim groups located south and west of Lac de Gras and the Ekati Diamond Mine. The Company plans also to continue ground geophysical surveys, airborne geophysics, and heavy mineral sampling efforts to define new targets.

Plans are also progressing for an ambitious drill program on the highly anomalous "Big Hole" on the AJ claim, part of the 100% GGL-owned Fishback property, 70 km northwest of Yellowknife. As previously announced, some intriguing results from 2003 have led GGL to decide that only drilling will determine if the "Big Hole" is a kimberlite. This major drilling effort is being planned to begin in June.

With the Doyle Lake claim dispute resolved in 2003, GGL's joint venture partner De Beers resumed exploration efforts on the property in earnest. A detailed ground gravity survey is now underway along a 20-km stretch of "kimberlite alley," with the purpose of locating potential kimberlite pipes greater than one hectare in size. The crew is starting in the Mountain Province/De Beers "Gahcho Kue" joint venture property and has as of this date reached the Doyle claims. De Beers has committed to drilling all suitable targets. GGL's consultants believe that a bulk sample and further exploration is required to evaluate the diamond potential of the sill and options to do this are being examined.

In the Annual Report, we note that with resurgent gold prices, the McConnell Creek Gold Property, 100% owned by GGL, has the potential again to be a significant asset for shareholders. GGL has expanded its land holdings by staking additional claims in the past year.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

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For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

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